CUSIP No. 78116B102	Page 1 of 1 Page

Exhibit 99.13

ITEM 2 INFORMATION FOR STOCKHOLDERS

(a)	The names of the Stockholders are Ralph Rubio, Daniel E. Pittard and Rosewood Capital, L.P. Rosewood is a Delaware limited partnership.

(b)	The business address of Messrs. Rubio and Pittard is 1902 Wright Place, Suite 300, Carlsbad, CA 92008. To the knowledge of the Reporting Persons, the principal business of Rosewood is investing in securities and the address of the principal business and of the principal office of Rosewood is One Maritime Plaza, Suite 1575, San Francisco, California 94111.

(c)	The present principal occupation or employment of Messrs. Rubio and Pittard are as officers and directors of the Issuer. The principal business of the Issuer is owning, operating, licensing and franchising fast-casual Mexican restaurants.

(d)	To the knowledge of the Reporting Persons, none of the Stockholders has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	To the knowledge of the Reporting Persons, none of the Stockholders was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order (1) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) finding any violation with respect to such laws.

(f)	Each of Messrs. Rubio and Pittard is a citizen of the United States.